UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 7, 2019

CAPITOL INVESTMENT CORP. IV

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-38186	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1300 17th Street, Suite 820 Arlington, VA	22209
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 202-654-7060

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On April 7, 2019, Capitol Investment Corp. IV, a Cayman Islands company (“Capitol”), entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among Capitol, Capitol Intermediate Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Capitol (“Intermediate Holdings”), Capitol Investment Merger Sub 1, LLC, a Delaware limited liability company and wholly-owned subsidiary of Capitol (“Merger Sub”), Capitol Investment Merger Sub 2, LLC, a Delaware limited liability company and wholly-owned subsidiary of Capitol (“New HoldCo”), NESCO Holdings, LP, a Delaware limited partnership (the “Nesco Owner”), and NESCO Holdings I, Inc., a Delaware corporation (“Nesco”).

Pursuant to the Merger Agreement, (i) Capitol will domesticate as a Delaware corporation and will be renamed “Nesco Holdings, Inc.” (the “Domestication”), (ii) Merger Sub will merge with and into Nesco, with Nesco surviving as a wholly-owned subsidiary of Capitol (the “Initial Merger”), and (iii) immediately after the Initial Merger, Nesco will merge with and into New HoldCo, with New HoldCo surviving as an indirect wholly-owned subsidiary of Capitol (the “Subsequent Merger”, and together with the Initial Merger, the “Mergers”, and together with the Domestication and the other transactions contemplated by the Merger Agreement, the “Transactions”). As a result of the Transactions, Nesco will become a limited liability company and a wholly-owned subsidiary of Capitol, with Nesco Owner becoming a securityholder of Capitol.

Under the Merger Agreement, Nesco Owner will receive (i) $75,000,000 of cash (subject to adjustment), (ii) 17,464,235 shares of common stock and (iii) warrants to purchase 2,500,000 shares of common stock. Nesco Owner will also have the right to receive up to 1,800,000 additional shares of common stock, for a period of five years following the closing of the Transactions, in increments of 900,000 shares, if (x) the trading price of Capitol’s common stock exceeds $13.00 per share or $16.00 per share for any 20 trading days during a 30 consecutive trading day period or (y) a sale transaction of the combined company occurs in which the consideration paid per share to holders of common stock of the combined company exceeds $13.00 per share or $16.00 per share. The shares to be issued to Nesco Owner pursuant to the Merger Agreement will be issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended (“Securities Act”).

In connection with the Domestication, (i) each outstanding Class A ordinary share of Capitol will automatically convert into one share of common stock of Capitol, (ii) the outstanding warrants of Capitol will automatically convert into warrants entitling the holders to purchase shares of common stock beginning 30 days after the consummation of the business combination and (iii) the outstanding Class B ordinary shares of Capitol will automatically convert into common stock upon consummation of the business combination. In connection with the Transactions, Capitol Acquisition Management IV LLC and Capitol Acquisition Founder IV LLC, entities affiliated with Mark D. Ein, Capitol’s Chairman and Chief Executive Officer, and L. Dyson Dryden, Capitol’s President and Chief Financial Officer, respectively (collectively, the “Sponsors”), and the other holders of ordinary shares of Capitol prior to its initial public offering (including Capitol’s independent directors) will forfeit a certain number of ordinary shares and warrants of Capitol and will subject an additional number of other shares to an additional lockup that will be released upon the achievement of the $13.00 and $16.00 share triggers applicable to Nesco Owner described above.

Nesco is one of the largest specialty equipment rental providers to the growing transmission and distribution, telecom and rail industries in North America. Nesco offers its specialized equipment to a diverse customer base for the maintenance, repair, upgrade and installation of critical infrastructure assets including electric lines, telecommunications networks and rail systems.

The Transactions are expected to be consummated in the second quarter of 2019, after the required approval by the shareholders of Capitol and the fulfillment of certain other conditions.

The following summaries of the Merger Agreement and the other agreements to be entered into by the parties are qualified in their entirety by reference to the text of the Merger Agreement and agreements entered into in connection therewith. The Merger Agreement is attached as an exhibit hereto and incorporated herein by reference.

Representations and Warranties

The Merger Agreement contains representations and warranties of Nesco relating, among other things, to proper organization; subsidiaries; the authorization, performance and enforceability against Nesco of the Merger Agreement; absence of conflicts; consent, approval or authorization of governmental authorities; pre-transaction capitalization; financial statements; absence of undisclosed liabilities; litigation and proceedings; compliance with laws; contracts and absence of defaults; benefit plans; labor matters; tax matters; brokers’ fees; insurance; assets and real property; environmental matters; absence of certain changes or events; transactions with affiliates; internal controls; intellectual property matters; permits; and customers and suppliers.

The Merger Agreement contains representations and warranties of Nesco Owner relating, among other things, to proper organization; the authorization, performance and enforceability against Nesco Owner of the Merger Agreement; title to Nesco common stock; absence of conflicts; governmental authorities and consents; litigation and proceedings; tax matters; and brokers’ fees.

The Merger Agreement contains representations and warranties of each of Capitol, Merger Sub, Intermediate Holdings and New HoldCo relating, among other things, to proper organization; the authorization, performance and enforceability against Capitol, Merger Sub, Intermediate Holdings and New Holdco of the Merger Agreement; absence of conflicts; litigation and proceedings; consent, approval or authorization of governmental authorities; financial ability and trust account; brokers’ fees; reports filed with the Securities and Exchange Commission (“SEC”), financial statements, Sarbanes-Oxley Act and absence of undisclosed liabilities; business activities; no outside reliance; tax matters; capitalization; NYSE listing; and the Debt Commitment Letter (defined below).

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of the business prior to consummation of the transaction and efforts to satisfy conditions to consummation of the transactions.

The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for Capitol and Nesco to cooperate in the preparation of the Registration Statement on Form S-4 required to be prepared in connection with the Transactions (the “Registration Statement”).

Conditions to Closing

General Conditions

Consummation of the Transactions is conditioned on approval by Capitol’s shareholders. In addition, the consummation of the Transactions contemplated by the Merger Agreement is conditioned upon, among other things:

●	all necessary permits, approvals, clearances, and consents of or filings with regulatory authorities, or as specified in the agreement being procured or made, as applicable;

●	no order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority or statute, rule or regulation that is in effect and prohibits or enjoins the consummation of the Transactions;

●	Capitol having at least $5,000,001 of net tangible assets remaining prior to the Mergers after taking into account the holders of Capitol’s public shares that properly demanded that Capitol redeem their public shares for their pro rata share of the trust account;

●	the Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending; and

●	the delivery by each party to the other party of a certificate with respect to the truth and accuracy of such party’s representations and warranties as of execution of the Merger Agreement and as of the closing as well as the performance by such party of covenants contained in the Merger Agreement required to be complied with by such party prior to the closing.

Nesco’s and Nesco Owner’s Conditions to Closing

The obligations of Nesco and Nesco Owner to consummate the Transactions also are conditioned upon, among other things:

●	the accuracy of the representations and warranties of Capitol, Merger Sub, Intermediate Holdings and New HoldCo (subject to certain bring-down standards);

●	performance of the covenants of Acquiror, Merger Sub, Intermediate Holdings and New HoldCo to be performed as of or prior to the closing;

●	Capitol filing a certificate of incorporation with the Secretary of State of the State of Delaware and adopting bylaws, each in substantially the form as attached to the Merger Agreement;

●	Capitol executing the Registration Rights Agreement (defined below);

●	Capitol executing the Stockholders’ Agreement (defined below);

●	the covenants of each Sponsor contained in the Sponsor Support Agreement (defined below) having been performed;

●	the Capitol common stock to be issued pursuant to the Merger Agreement shall have been approved for listing on a national securities exchange; and

●	the amount of cash available to Capitol shall not be less than $265 million after giving effect to payment of amounts that Capitol will be required to pay to redeeming shareholders upon consummation of the business combination.

Capitol’s, Merger Sub’s, Intermediate Holdings’ and New HoldCo’s Conditions to Closing

The obligations of Capitol, Merger Sub, Intermediate Holdings and New HoldCo to consummate the Transactions are also conditioned upon, among other things:

●	the accuracy of the representations and warranties of Nesco and Nesco Owner (subject to certain bring-down standards);

●	performance of the covenants of Nesco and the Nesco Owner to be performed as of or prior to the closing;

●	Nesco Owner executing the Registration Rights Agreement;

●	Nesco Owner executing the Stockholders’ Agreement;

●	delivery of a certification of non-foreign status to Capitol;

●	receipt of the requisite approval of Capitol’s shareholders; and

●	the availability of the financing called for by the Debt Commitment Letter.

Waivers

Either Capitol or Nesco Owner may waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement. Notwithstanding the foregoing, pursuant to Capitol’s current amended and restated memorandum and articles of association, Capitol cannot consummate the proposed business combination if it has less than $5,000,001 of net tangible assets remaining prior to the Mergers after taking into account the holders of public shares that properly demanded that Capitol redeem their public shares for their pro rata share of the trust account.

Termination

The Merger Agreement may be terminated at any time, but not later than the closing, as follows:

●	by mutual written consent of Capitol and Nesco;

●	by either Capitol or Nesco if the transactions are not consummated on or before the later of (x) August 21, 2019 or (y) if Capitol’s shareholders approve a later date for completion of a business combination, October 7, 2019;

●	by either Capitol or Nesco if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the merger, which order, decree, judgment, ruling or other action is final and non-appealable;

●	by either Capitol or Nesco if the other party has breached any of its covenants or representations and warranties in any material respect and has not cured its breach within thirty days of the notice of an intent to terminate, provided that the terminating party is itself not in breach; or

●	by either Capitol or Nesco if, at the Capitol shareholder meeting called to approve the Transactions, the Transactions shall fail to be approved by the required vote (subject to any adjournment or recess of the meeting).

Stockholders’ Agreement

In connection with the closing of the Transactions, Capitol, Nesco Owner, certain affiliates of Energy Capital Partners (“ECP”) and the Sponsors will enter into an agreement (the “Stockholders’ Agreement”) pursuant to which Nesco Owner (and its successors and assigns) will have the right to designate up to three persons to be appointed or nominated for election to the board of directors of Capitol, subject to reduction based on the aggregate ownership of Nesco Owner and its successors and assigns. Nesco Owner may also request for at least one of its designated directors to be appointed as a member of each newly established committee of the Capitol board of directors. If Nesco Owner has the right to designate one or more nominees and either has not exercised such right or no such nominee has not been elected, then Nesco Owner may designate one board observer. While the Stockholders’ Agreement is in effect, any change in the size of the Capitol board of directors will require the prior approval of Nesco Owner.

Under the Stockholders’ Agreement, the Sponsors have agreed to the sale restrictions on certain of their ordinary shares of Capitol. In addition, Nesco Owner, certain affiliates of ECP and the Sponsors have agreed to a restriction on transfers of their respective shares of Capitol until the 180-day anniversary of the closing of the Transactions, subject to certain permitted transfers.

Registration Rights Agreement

Nesco Owner and affiliates of the Sponsors will enter into an agreement (“Registration Rights Agreement”) pursuant to which they will be granted certain rights to have registered, in certain circumstances, the resale under the Securities Act of the common stock of Capitol received by them in the Transactions, subject to certain conditions set forth therein.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Sponsors entered into an agreement (the “Sponsor Support Agreement”) pursuant to which they have agreed to comply with the provisions of the Merger Agreement applicable to such Sponsors as well as the covenants set forth in the Sponsor Support Agreement, including agreeing not to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of any of their shares of Capitol acquired prior to Capitol’s initial public offering owned prior to the effectiveness of the Domestication.

Debt Commitment Letter

In connection with the execution of the Merger Agreement, New HoldCo executed a commitment letter among New Holdco, JPMorgan Chase Bank, N.A., Fifth Third Bank, Morgan Stanley Senior Funding, Inc., Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., and Citigroup Global Markets Inc. (the “Debt Commitment Letter”) pursuant to which the lender parties committed to provide Capitol with each of (i) $350 million in aggregate principal amount of commitments pursuant to a first lien senior secured asset based revolving credit facility and (ii) $400 million in second lien senior secured increasing rate bridge loans, subject to definitive documentation and certain customary closing conditions and solely to the extent that Capitol is unable to issue and sell senior second lien notes in a Rule 144A or other private placement yielding up to $400 million in gross proceeds on or prior to the closing of the Transactions.

Item 3.02 Unregistered Sales of Equity Securities.

The information provided in Item 1.01 of this Form 8-K is incorporated by reference into this Item 3.02.

Item 7.01 Regulation FD Disclosure.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Press Release

Attached as Exhibit 99.1 to this Report is the press release issued by the parties related to the proposed Transactions.

Investor Meetings

Attached as Exhibit 99.2 to this Report is the form of investor presentation to be used by Capitol in presentations to certain of its shareholders and other persons interested in purchasing ordinary shares of Capitol.

Additional Information

COMMENCING SHORTLY AFTER THE FILING OF THIS CURRENT REPORT ON FORM 8-K, CAPITOL INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SHAREHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING CAPITOL’S SECURITIES, IN CONNECTION WITH THE PROPOSED TRANSACTIONS WITH NESCO, AS DESCRIBED IN THIS REPORT. THIS CURRENT REPORT ON FORM 8-K, INCLUDING SOME OR ALL OF THE EXHIBITS HERETO, WILL BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

CAPITOL AND NESCO AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF CAPITOL’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF CAPITOL’S DIRECTORS AND OFFICERS IN CAPITOL’S FILINGS WITH THE SEC, INCLUDING CAPITOL’S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018, WHICH WAS FILED WITH THE SEC ON MARCH 4, 2019. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO CAPITOL’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTIONS WHEN AVAILABLE. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS WILL BE INCLUDED IN THE REGISTRATION STATEMENT THAT CAPITOL INTENDS TO FILE WITH THE SEC.

INVESTORS AND SECURITY HOLDERS OF CAPITOL AND NESCO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT CAPITOL AND NESCO ONCE SUCH DOCUMENTS ARE FILED WITH THE SEC, THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY CAPITOL WHEN AND IF AVAILABLE, CAN BE OBTAINED FREE OF CHARGE ON CAPITOL’S WEBSITE AT WWW.CAPINVESTMENT.COM OR BY DIRECTING A WRITTEN REQUEST TO CAPITOL INVESTMENT CORP. IV, 1300 17TH STREET, SUITE 820, ARLINGTON, VIRGINIA 22209 OR BY EMAILING INFO@CAPINVESTMENT.COM.

SOME OF NESCO’S FINANCIAL INFORMATION AND DATA CONTAINED HEREIN AND IN THE EXHIBITS HERETO DOES NOT CONFORM TO SEC REGULATION S-X IN THAT IT INCLUDES CERTAIN FINANCIAL INFORMATION NOT DERIVED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”). ACCORDINGLY, SUCH INFORMATION AND DATA WILL BE ADJUSTED AND PRESENTED DIFFERENTLY IN CAPITOL’S FILINGS WITH THE SEC. CAPITOL AND NESCO BELIEVE THAT THE PRESENTATION OF NON-GAAP MEASURES PROVIDES INFORMATION THAT IS USEFUL TO INVESTORS AS IT INDICATES MORE CLEARLY THE ABILITY OF NESCO TO MEET CAPITAL EXPENDITURES AND WORKING CAPITAL REQUIREMENTS AND OTHERWISE MEET ITS OBLIGATIONS AS THEY BECOME DUE.

THE FINANCIAL PROJECTIONS INCLUDED IN THIS REPORT AND THE EXHIBITS HERETO ARE FORWARD-LOOKING STATEMENTS THAT ARE BASED ON ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND CAPITOL’S AND NESCO’S CONTROL. WHILE ALL PROJECTIONS ARE NECESSARILY SPECULATIVE, CAPITOL AND NESCO BELIEVE THAT THE PROSPECTIVE FINANCIAL INFORMATION COVERING PERIODS BEYOND TWELVE MONTHS FROM ITS DATE OF PREPARATION CARRIES INCREASINGLY HIGHER LEVELS OF UNCERTAINTY AND SHOULD BE READ IN THAT CONTEXT. THERE WILL BE DIFFERENCES BETWEEN ACTUAL AND PROJECTED RESULTS, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR MATERIALLY LESS THAN THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF PROJECTIONS IN THIS REPORT AND THE EXHIBIT HERETO SHOULD NOT BE REGARDED AS AN INDICATION THAT CAPITOL AND NESCO, OR THEIR REPRESENTATIVES, CONSIDERED OR CONSIDER THE PROJECTIONS TO BE A RELIABLE PREDICTION OF FUTURE EVENTS.

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS

THIS REPORT AND THE EXHIBITS HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF CAPITOL OR NESCO, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

THIS REPORT AND THE EXHIBITS HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

NEITHER CAPITOL NOR NESCO UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE NESCO’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND NESCO’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

THIS REPORT AND THE EXHIBITS HERETO ARE NOT INTENDED TO BE ALL-INCLUSIVE OR TO CONTAIN ALL THE INFORMATION THAT A PERSON MAY DESIRE IN CONSIDERING AN INVESTMENT IN CAPITOL AND IS NOT INTENDED TO FORM THE BASIS OF ANY INVESTMENT DECISION IN CAPITOL.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS WILL BE CONTAINED IN CAPITOL’S FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING CAPITOL AND NESCO, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO CAPITOL AND NESCO OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER CAPITOL NOR NESCO UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1	Agreement and Plan of Merger, dated as of April 7, 2019, by and among Capitol Investment Corp. IV, Capitol Intermediate Holdings, LLC, Capitol Investment Merger Sub 1, LLC, Capitol Investment Merger Sub 2, LLC, NESCO Holdings, LP and NESCO Holdings I, Inc. *
99.1	Press release dated April 8, 2019
99.2	Investor Presentation

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Capitol agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 8, 2019	CAPITOL INVESTMENT CORP. IV

	By:	/s/ Mark D. Ein
Mark D. Ein
Chief Executive Officer